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Contact:
Joe Podolski, President and CEO
podolski@zonagen.com
281-719-3447
FOR IMMEDIATE RELEASE


            ZONAGEN REPORTS PRELIMINARY RESULTS OF SELF TENDER OFFER

         (The Woodlands, Texas) - January 8, 2004 - Zonagen, Inc. (Nasdaq: ZONA) announced today the preliminary results of its self tender offer, which expired at 12:00 midnight, Eastern Standard Time, on January 7, 2004. Based on the preliminary count by the depository for the tender offer, 6,834,455 shares of common stock, including 60,888 shares issuable upon exercise of options tendered by directors for repurchase, were properly tendered and not withdrawn. Zonagen is accepting for purchase 6,834,455 shares at a purchase price of $2.10 per share in accordance with the terms of the offer. As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Zonagen will have approximately 4.7 million shares of common stock outstanding. In addition, Zonagen had cash and marketable securities of $22.9 million (unaudited) and current liabilities of $635,000 (unaudited) at December 31, 2003, which is exclusive of any shares purchased through the tender offer discussed above.

         The determination of the actual number of and specific shares to be purchased and the proration amount are preliminary and subject to verification and final confirmation by Computershare Trust Company (the depository for the tender offer) and the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures). The final results of the tender offer will be announced promptly following completion of the verification process and the depository will issue payment for the shares accepted under the tender offer and return all shares not accepted. Any questions regarding the tender offer may be directed to Computershare Trust Company at (303) 262-0600, ext. 4732.

         The Company would like to remind its stockholders of its adjourned annual meeting of stockholders to be held on Wednesday, January 14, 2004 at 1 p.m. at the La Quinta Inn, 28673 I-45 North, The Woodlands, Texas.

         ABOUT ZONAGEN

         Zonagen is engaged in the development of pharmaceutical products that address diseases and conditions associated with the human reproductive system.

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING ZONAGEN'S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE VERIFICATION AND FINAL CONFIRMATION BY THE DEPOSITORY OF THE RESULTS OF THE TENDER OFFER, FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENT REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY ZONAGEN, INCLUDING THE FORTHCOMING OFFER TO PURCHASE WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT ZONAGEN'S BUSINESS.